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                             April 28, 2022

       Brent Willson
       Chief Executive Officer
       NeoVolta, Inc.
       13651 Danielson Street
       Suite A
       Poway, CA 92064

                                                        Re: NeoVolta, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 13,
2022
                                                            File No. 333-264275

       Dear Mr. Willson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 13, 2022

       Prospectus Summary
       The Offering, page 7

   1. You disclose on pages 7 and 55 that you have 21,977,251 shares of common stock outstanding prior to
this offering; however, you disclose on pages 25, 26, and in the interim financial
statements that you have 19,998,683 shares of common stock
                                                        outstanding prior to
this offering. To the extent the difference relates to stock issuances subsequent to December
31, 2021, please clarify that fact and ensure all such stock issuances are
adequately disclosed and discussed in the subsequent event footnote in your interim financial
statements; otherwise please revise your disclosures to explain or reconcile this apparent
discrepancy. Also, you disclose on pages 7, 8 and 55 that you will
 Brent Willson
NeoVolta, Inc.
April 28, 2022
Page 2
      have 33,315,784 shares of common stock outstanding following this offering; however, you disclose on pages 25 and 27 that you will have 33,148,094 shares of common stock outstanding following this offering. Please revise your disclosures to explain or reconcile this apparent discrepancy.
2. Please revise the disclosures on pages 8 and 25 to also disclose the conversion price of the
      2018 convertible notes.
Summary Financial Information, page 9

3. Please revise footnote (1) to clearly explain or show how you arrived at each pro forma as adjusted amount, including any significant estimates and/or assumptions used to arrive at each pro forma amount. Please also provide similar disclosures or a cross-reference to these disclosures for the pro forma as adjusted amounts presented under Capitalization on page 25.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Willson
                                                            Division of
Corporation Finance
Comapany NameNeoVolta, Inc.
                                                            Office of
Manufacturing
April 28, 2022 Page 2
cc:       Cavas Pavri, Esq.
FirstName LastName